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TESTAMENT_SERIES

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TESTAMENT

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testament_series Busy week? 😂

Rest up this weekend because we have a lot... more

August 12



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testament_series · Original audio

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testament_series · Original audio


And so what
we're trying to do



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testament_series Series writer Faith Syrstad on why the #TestamentSeries will connect with people... more

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August 11

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EMERGENCY EXIT


TESTAMENT

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testament_series Walking into Special Livestream week like... more

August 8

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TESTAMENT

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testament_series We live in such a privileged age where we can read the scriptures in our own language. These stories are not just stories, they are the... more

July 27



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•••


PROD
ROLL
A11
49.1
DIRECTOR
CAMERA
DATE 24/08
Day Night Int Ext Mos
Filter


TESTAMENT

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testament_series It's Testament Livestream week! Tune in Wednesday for our special Livestream where you can find out everything currently going on... more

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July 25

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TESTAMENT

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testament_series God is always willing to guide us in this life. What we need to do is to listen for His voice... more

July 18

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TESTAMENT

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testament_series The stories of the Bible are full of drama, danger, mystery, intrigue, and tension. Share with us in the comments which story of the... more

July 12

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TESTAMENT
LIVESTREAM TOMORROW
3 PM (MDT)
ANGEL
STUDIOS

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testament_series Don't forget the #Testament Livestream tomorrow at 3 PM (MDT... more

July 12

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THE


RICH FOOL

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testament_series We are so excited to announce TESTAMENT: The Series and our partnership with @angelstudios_inc as our official distributors... more

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July 10

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TESTAMENT
LIVESTREAM
JULY 13TH - 3 PM (MDT)
ANGEL
STUDIOS

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testament_series Testament will host a special live stream on July 13th at 3 PM (MDT), during which we will be revealing some exciting details... more

July 7

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TESTAMENT
BIG ANNOUNCEMENT
JUNE 29TH - 5 PM EDT

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testament_series #Testament will host a special live stream on June 29th - 5 PM (EDT), during which we will be revealing some exciting details... more

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June 24

testament_series and **roarlight**
The Prince Charles Cinema



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testament_series and **roarlight**

The Prince Charles Cinema



PRINCE CHARLES CINEMA
MEMBERSHIP = CINEMATIC HAPPINESS
JOIN US!
LEICESTER SQUARE THEATRE



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testament_series Can you believe it's already been a week since the TESTAMENT premiere? We sure did go BIG at the Prince Charles Cinema in Leicester... more

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May 30

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3 DAYS TO GO!



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testament_series 3 days to go till our London Premiere... more

May 19

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4 DAYS TO GO!

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testament_series 4 days to go till our London Premiere... more

May 18

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THE COUNCIL

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testament_series Meet The Council. A group of assembled heroes that must face... Thanos?
Wrong film again! Sorry. But they are definitely... more

May 18

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1 DAY TO GO!

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testament_series 1 day to go till our London Premiere and not only have we got some big news coming but tickets are now officially SOLD OUT... more

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May 21

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2 DAYS TO GO!

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testament_series 2 days to go till our London Premiere and we've got some BIG news coming👀... more

May 20

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5 DAYS TO GO!
TESTAMENT

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testament_series 5 days to go till our London Premiere!
Get the last few tickets now, link in bio... more

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May 17

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•••


NF


TESTAMENT

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testament_series Who's tuning in to watch our special live stream tomorrow... more

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July 12

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Paul Syrstad
Director & Creator
TESTAMENT

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testament_series Paul Syrstad is the founder of roarlight, a UK faith-based production company. Paul directed "The Parables Retold," a series of short... more

July 26

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days ago

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•••

WAYS TO WATCH


TESTAMENT
THE PARABLES RETOLD


SWIPE FOR FOUR WAYS TO WATCH

Liked by **germankingseries** and **105 others**

testament_series Four Ways to Watch TESTAMENT.

More information at testamentseries.tv... more

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October 8

3:15

Sebastian Hoffman now
It was the week of Illuminate, so sometime between May 17-19

testament_series •••





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testament_series Tea with Kenneth Omole.

On the day of the world premiere, @paulsyrstad... more

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ONE
DAY TO GO



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testament_series We're running down the clock (see what we did there?) as it's nearly time for TESTAMENT: The Parables Retold to go LIVE on the Angel... more

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October 5

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testament_series Tea with Josh Beckman.

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October 5



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TWO
DAYS TO GO



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testament_series Not long now, and we are so looking forward to sharing this film with you all... more

October 4

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338 views

testament_series Tea with Toyosi.

Paul chats to @toyosssf about her time as... more

3:17

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THREE
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testament_series Three may be a crowd, but why not gather and join us for our LIVE Watch Party this Thursday evening for the film that is inspiring... more

October 3

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testament_series Thursday Night is Movie Night! And the movie is... more

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October 2

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testament_series Hello? Did you know TESTAMENT:

October 1

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FIVE
DAYS TO GO



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testament_series Who's joining our LIVE Watch Party Premiere of TESTAMENT: The Parables Retold?
It's on the 6th of October at 6pm (MT), 8pm... more

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October 1

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October 1

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SIX
DAYS TO GO



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testament_series Only six days to go until our film, TESTAMENT: The Parables Retold, goes live on the Angel Studios App (download free on Apple... more

September 30

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Was live
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Tea with Simon Zealotes ...
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September 29

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testament_series FINALLY, the BIG announcement is revealed! The full-length film version of TESTAMENT: The Parables Retold will be available for free... more

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September 29

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September 29

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TESTAMENT

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testament_series The director with our James the just!

OCTOBER 6TH we are releasing the film that... more

September 27



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the Testament film... more

September 23



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testament_series Here's the series writer & actor Kenneth Omole on the difference between #Testament and the faith films he grew up watching... more

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September 22

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September 22

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•••


When can I watch the film
i want 2 see the movie
Is this a film or a series?
When can I watch the film?
How can I watch?



452 views

testament_series The news is out! On October 6th we are releasing the film that started this whole journey, TESTAMENT: The Parables Retold... more

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September 22

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testament_series Announcing the Announcement.

Really excited about next week's livestream and... more

September 14

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September 15

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testament_series The #TestamentSeries will retell the stories in the book of Acts, but it'll be set in an alternate modern world... more

September 9

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September 9

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TESTAMENT
ANGEL
STUDIOS


ANGEL
STUDIOS
Learn more at
ANGEL.COM/TESTAMENT

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September 8

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I can't wait for the livestream this week!

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testament_series Neither can we! Make sure you tune in for a great week of content... more

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September 6

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in for a great week of content... more

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September 6


TESTAMENT

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0:50



258 views

testament_series If you missed the Testament livestream, we've got you covered. Watch the video to see some highlights from the livestream... more

September 2

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testament_series One Down...

Our first livestream on Instagram. All about the... more

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August 27


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August 26


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We asked a few people what they were
looking forward to most...



testament_series


We asked a few people what they were looking forward to most…



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testament_series It's a new week with new exciting content and info! Stay tuned and follow all things TESTAMENT... more

August 22


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August 19

testament_series



LISLE
STREET WC2
18-20
U DIM
ISINE


TESTAMENT: The Parables Retold
THE PRIN

testament_series



Testament Series was live.
20h ·

Now you've seen the movie, it's time to test your knowledge! The Testament movie is full of easter eggs that you won't believe you missed. Join Creator and Director, Paul Syrstad, live to test your biblical and cinematic eye! Paul will reveal the subtle details that went into making the Testament film with special guest, David Tate!

Follow along with our easter egg guide!
Digital Version: https://docs.google.com/.../1j8lWuhMwbKG2AMZwEg3FJFS.../copy ... **See more**



Paul Syrstad
Director/Creator
creator, director of Testament
which is an upcoming series
PREVIOUSLY
on TESTAMENT livestreams
Big Announcement &
Why We're Called Scrappy

56 149 Comments 4 Shares

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Testament Series
23h ·

Follow the lead of @kenneth_omole, and run to learn about The Testament series at angel.com/testament !

#filmmaker #actor #director #indiefilm #newtvseries #behindthescenes



Testament Series
2d ·

What's the point of Christian films?

According to Dr. Victoria Omotoso, the point is getting people to Jesus.

Learn more angel.com/testament.... **See more**



Testament Series was live.

3d ·


WHAT YOU MISSED
LIVESTREAM
OCTOBER 19
TESTAMENT

WED, OCT 19

Testament Movie Easter Eggs

15 people interested

Interested

Testament Series
5d ·

Salvation is a gift.

Dr. Victory Omotoso shares how a modern take on a beloved parable caused her to rethink the gift Jesus gives to us.

#parables #parableofthesower #biblicalstories #testamentseries #newseries #streaming #entertainment



Testament Series
October 11 at 6:33 AM ·

Missed the premiere? No worries, we've got you! Here are four ways you can watch TESTAMENT: The Parables Retold right now!

www.angel.com/testament


WAYS TO
WATCH
TESTAMENT
THE PARABLES RETOLD
SWIPE FOR FOUR WAYS TO WATCH


#1.
ANGEL APP
ANGEL
TESTAMENT
FEATURE
Testament: The Parables Retold
Search for "Angel Studios" on the Apple App Store or Google Play.
Download, cast it to your TV and watch for FREE!


#2.
SMART TV
ANGEL
TESTAMENT
Search for "Angel Studios" on Apple TV or Amazon Firestick.
Download and watch for FREE!


#3.
COMPUTER
Visit angel.com/watch and select TESTAMENT.
Click WATCH NOW and watch for FREE!


#4.
SCREENING
Want to watch it together with others? Organise a screening!
Visit fellowscreen.com to host your own cinema experience.

Testament Series
October 5 at 3:03 PM ·

We're running down the clock (see what we did there?) as it's nearly time for TESTAMENT: The Parables Retold to go LIVE on the Angel Studios app. Quick! Go download it now to watch the film for free!

#TestamentSeries #HesUpToSomething #OurNets #AngelStudios


ONE
DAY TO GO

Testament Series
October 4 at 1:42 PM ·

Not long now, and we are so looking forward to sharing this film with you all!

#TestamentSeries #HesUpToSomething #OurNets #AngelStudios


TWO
DAYS TO GO

Testament Series

October 3 at 11:40 AM ·

Three may be a crowd, but why not gather and join us for our LIVE Watch Party this Thursday evening for the film that is inspiring our upcoming series; TESTAMENT.

#TestamentSeries #HesUpToSomething #OurNets #AngelStudios


THREE
DAYS TO GO

Testament Series
October 2 at 1:38 PM ·

Thursday Night is Movie Night! And the movie is...

TESTAMENT: The Parables Retold

#TestamentSeries #HesUpToSomething #OurNets #AngelStudios


FOUR
DAYS TO GO

Testament Series
October 1 at 12:21 PM ·

Who's joining our LIVE Watch Party Premiere of TESTAMENT: The Parables Retold?
It's on the 6th of October at 6pm (MT), 8pm (ET), 1am (UK Time on the 7th October) on our YouTube, Facebook, and Angel App.

#TestamentSeries #HesUpToSomething #OurNets #AngelStudios


FIVE
DAYS TO GO

Testament Series
September 30 at 4:19 PM ·

Only six days to go until our film, TESTAMENT: The Parables Retold, goes live on the Angel Studios App (download free on Apple/Google/etc-le).

#TestamentSeries #HesUpToSomething #OurNets #AngelStudios


SIX
DAYS TO GO

Testament Series updated their cover photo.
September 30 at 11:20 AM ·


TESTAMENT
THE PARABLES RETOLD
LAUNCH 10/6
ON
ANGEL
GET IT ON Google Play
Download on the App Store

19 3 Shares

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Testament Series

September 29 at 1:02 PM ·

FINALLY, the BIG announcement is revealed! The full-length film version of TESTAMENT: The Parables Retold will be available for free streaming on the Angel App on October 6 at 6 PM (MT). Be sure to download the Angel App through the Apple Store or Google Play Store.



59 14 Comments 9 Shares

Testament Series
September 27 at 12:04 PM ·

Our journey so far...

angel.com/testament

#studio #production #filmmakers #inspiringstories #parablesretold #angelstudios #roarlight


IT ALL STARTED WITH
A PARABLE

22

4 Shares

Testament Series

September 27 at 12:04 PM ·

The director with our James the just!

OCTOBER 6TH we are releasing the film that started this whole journey, TESTAMENT: The Parables Retold

Available to watch on the @angelstudios_inc app (just search for "Angel Studios" on your Apple TV, Google Play Store, or Apple App Store) or at our Watch Party on YouTube and Facebook (more news coming soon).... **See more**


TESTAMENT

Testament Series

Reels · Sep 24 ·



i want 2 see the movie
Is this a film or a
Is this a film or a series?
When can I watch the film?
When can I watch the film?
How can I watch?
are you releasing the film?
i want 2 see the movie
Is this a film or a series?
When can I watch the film?
How can I watch?
What about the parable shorts?
I want to see more please...
Is this a film
When can I watch the film?
Is this a film or a series?
When can I watch the film?
How can I watch

The news is out! TESTAMENT: The Parables Retold is coming out October 6th on the **Angel Studios** App! **#testamentseries #AngelStudios**

audio Testament Series · Original aud

75

5

9

Testament Series
September 23 at 2:03 PM ·

Part of our director Paul Syrstad's roundtable discussion about the Testament film...people have loved it so far. (Which is why we're making it into a TV series.)

Find out more about the series at angel.com/testament

#christian #christianentertainment #angelstudios #roarlight #biblicalstories #newtvseries #streaming

